Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 (pertaining to the Rentech, Inc. Restricted Stock Unit Award to Dan Cohrs, the Rentech, Inc. Absolute Share Price Target Inducement Performance Share Award to Dan Cohrs, and the Rentech, Inc. Total Shareholder Return Inducement Performance Share Award to Dan Cohrs) of our report dated December 14, 2008, relating to the consolidated financial statements of Rentech Inc. and Subsidiaries  as of September 30, 2008 and 2007 and for each of the years in the three-year period ended September 30, 2008, which appear in the Form 10-K of Rentech Inc. for the year ended September 30, 2008.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

December 17, 2008
Denver, Colorado